================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     --------------------------------------

                                 Schedule 14D-9

                     Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                     --------------------------------------

                              Rainforest Cafe, Inc.
                            (Name of Subject Company)

                              Rainforest Cafe, Inc.
                        (Name of Person Filing Statement)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    75086K104
                      (CUSIP Number of Class of Securities)

                     --------------------------------------

                                  Stephen Cohen
                                 General Counsel
                              Rainforest Cafe, Inc.
                             720 South Fifth Street
                            Hopkins, Minnesota 55343
                             Telephone: 612-945-5400
       (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                                    Copy To:

                             Martin Rosenbaum, Esq.
                               Douglas Holod, Esq.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                          Minneapolis, Minnesota 55402
                             Telphone: 612-672-8200

  [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
================================================================================

PRESS RELEASE

LANDRY'S SEAFOOD RESTAURANTS, INC. TO MAKE CASH TENDER OFFER FOR RAINFOREST CAFE, INC.

MINNEAPOLIS--(BUSINESS WIRE)--Sept. 26, 2000--Landry's Seafood Restaurants, Inc. ("LNY"- NYSE), a 4.5% shareholder of Rainforest Cafe, Inc. ("RAIN" -NASDAQ), today announced that Landry's and Rainforest Cafe have entered into a definitive agreement under which Landry's will acquire all outstanding shares of Rainforest Cafe for $3.25 per share payable in cash, which represents a 60% premium over yesterday's closing stock price of $2 1/32.

Both companies' Boards of Directors have approved the merger agreement. However, the merger agreement does not restrict the Rainforest Cafe Board of Directors from accepting a higher offer for Rainforest Cafe, Inc.

Landry's will commence the transaction with a cash tender offer for 100 percent, but not less than a majority, of the outstanding Rainforest Cafe common shares. If a majority of the outstanding shares are purchased in the tender offer, any remaining Rainforest Cafe shares will be exchanged for cash in the amount of $3.25 per share in a merger of Rainforest Cafe and Landry's acquisition subsidiary.

Rainforest's Board of Directors and a special committee of the Board have unanimously approved the merger agreement. U.S. Bancorp Piper Jaffray delivered its opinion that the tender offer price in the amount of $3.25 was fair from a financial point of view to Rainforest Cafe stockholders.

The transaction is valued at approximately $75 million based on 22.9 million outstanding shares of Rainforest common stock on September 25, 2000. The transaction will be subject to customary conditions.

Rainforest Cafe, Inc. develops, owns and operates combination restaurant/retail facilities offering a stimulating and entertaining rain forest theme, providing visitors with "A Wild Place to Shop and Eat." There are currently 40 Rainforest Cafe units open including 29 domestic locations and 11 international units. Rainforest Cafe, Inc. common shares are traded on the NASDAQ National Market under the symbol RAIN.

This news release (as well as information included in oral statements or other written statements made or to be made by the Company) may contain forward-looking statements, such as statements relating to future expansion, that involve risks and uncertainties relating to future events. Actual events or the Company's results may differ materially from the results discussed in the forward-looking statements. The Company does not expect to update forward-looking statements continually as conditions change. These risks and uncertainties include, but are not limited to, those relating to the results of the tender offer, competition, fluctuations and changes in consumer preferences and attitudes, intellectual property protection, development and construction activities, and results of shareholder litigation. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements contained in the Company's Form filed with the Securities and Exchange Commission for the fiscal year ended January 2, 2000 and filed on March 2, 2000.

Rainforest Cafe shareholders are advised to read the tender offer statement regarding the acquisition of Rainforest Cafe, referenced in this press release, which will be filed by Landry's with the U.S. Securities and Exchange Commission and the related solicitation recommendation statement which will be filed by Rainforest Cafe with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be available at no charge at the SEC's website at www.sec.gov and may also be obtained from Landry's by directing such request to:
Landry's Seafood Restaurants, Inc., 1400 Post Oak Blvd., Suite 1010, Houston, Texas 77056, Attention: Investor Relations, telephone 713/850-1010, e-mail:Pwest@Ldry.com.

Contacts:

Landry's Seafood Restaurants, Inc. Investors:

     TILMAN J. FERTITTA
     Chairman, President and CEO
     (713) 850-1010
     -or-
     PAUL S. WEST
     Vice President-Finance and CFO
     (713) 850-1010
     www.LandrysSeafood.com

     Rainforest Cafe, Inc. Investors:
     ROBERT HAHN
     Chief Financial Officer
     (952) 945-5400
     www.rainforestcafe.com

PRESS RELEASE

RAINFOREST CAFE BOARD OF DIRECTORS COMMENTS ON STATE OF WISCONSIN INVESTMENT BOARD TENDER OFFER OPPOSITION

MINNEAPOLIS--(BUSINESS WIRE)--Sept. 26, 2000--Rainforest Cafe, Inc.'s (Nasdaq:
RAIN-news) chairman and CEO, Lyle Berman today responded to comments from the State of Wisconsin Investment Board which have been made in opposition to the tender offer by Landry's Seafood Restaurants, Inc. (NYSE: LNY-news). Earlier today, Landry's, a 4.5% shareholder of Rainforest Cafe tendered for all outstanding shares of Rainforest Cafe at $3.25 per share payable in cash.

"Given the current challenges faced by Rainforest Cafe, most significantly the trend of continued declines in same store sales, we view this offer to purchase Rainforest Cafe shares for cash as an alternative that mitigates a future full of uncertainties for Rainforest Cafe shareholders," Mr. Berman stated. "The performance of the Rainforest Cafe business, particularly at the top line, has continued to erode and has continued to fall short of management's expectations. Very simply, as sales continue to decline, many of the units are approaching levels where cash flow is negative and costly exit strategies must be assessed. Furthermore, as sales decline, the ability to leverage marketing and general and administrative efforts turns from a positive to a negative scenario. Absent a successful turnaround effort, our analysis indicates that it may be necessary to close as many as 20 stores.

The Landry's offer is an alternative our Board felt important to deliver to all Rainforest Cafe shareholders. The offer price represents a 60% premium over yesterday's closing stock price of $2.03 and represents nearly a 90% premium from share price levels of just 30 days ago. While the Board of Directors supports the tender offer, shareholders have the opportunity to make their own decisions.

We are sensitive to the concerns raised by the State of Wisconsin Investment Board ("SWIB") and believe many of the issues raised by SWIB in the earlier proposed merger with Landry's have been addressed. Having noted that, the Board of Rainforest encourages SWIB to present any better economic offer to Rainforest Cafe shareholders."

Mr. Berman added, "while we appreciate the State of Wisconsin Investment Board's enthusiasm for Rainforest Cafe shares, SWIB has not brought or suggested any alternatives since it opposed the prior merger proposal which was subsequently followed by a 50% decline in the price of Rainforest Cafe shares. SWIB's aggressive tactics in opposing the earlier proposed merger transaction with Landry's cost Rainforest Cafe shareholders approximately $60 million, or approximately $2 per share, and we encourage shareholders to carefully consider the SWIB rhetoric in evaluating the tender offer."

Although both companies' Boards of Directors have approved the merger agreement, it does not restrict the Rainforest Cafe Board of Directors from accepting a higher offer for Rainforest Cafe, Inc. Landry's will commence the transaction with a cash tender offer for 100 percent, but not less than a majority, of the outstanding Rainforest Cafe common shares. If a majority of the outstanding shares are purchased in the tender offer, any remaining Rainforest Cafe shares will be exchanged for cash in the amount of $3.25 per share in a merger of Rainforest Cafe and Landry's acquisition subsidiary.

Rainforest's Board of Directors and a special committee of the Board have unanimously approved the merger agreement. U.S. Bancorp Piper Jaffray delivered its opinion that the tender offer price in the amount of $3.25 was fair from a financial point of view to Rainforest Cafe stockholders. The transaction is valued at approximately $75 million based on 22.9 million outstanding shares of Rainforest common stock on September 25, 2000. The transaction will be subject to customary conditions.

Rainforest Cafe, Inc. develops, owns and operates combination restaurant/retail facilities offering a stimulating and entertaining rain forest theme, providing visitors with "A Wild Place to Shop and Eat." There are currently 40 Rainforest Cafe units open including 29 domestic locations and 11 international units. Rainforest Cafe, Inc. common shares are traded on the NASDAQ National Market under the symbol RAIN.

This news release (as well as information included in oral statements or other written statements made or to be made by the Company) may contain forward-looking statements, such as statements relating to future expansion, that involve risks and uncertainties relating to future events. Actual events or the Company's results may differ materially from the results discussed in the forward-looking statements. The Company does not expect to update forward-looking statements continually as conditions change. These risks and uncertainties include, but are not limited to, those relating to the results of the tender offer, competition, fluctuations and changes in consumer preferences and attitudes, intellectual property protection, development and construction activities, and results of shareholder litigation. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements contained in the Company's Form filed with the Securities and Exchange Commission for the fiscal year ended January 2, 2000 and filed on March 2, 2000.

Rainforest Cafe shareholders are advised to read the tender offer statement regarding the acquisition of Rainforest Cafe, referenced in this press release, which will be filed by Landry's with the U.S. Securities and Exchange Commission and the related solicitation recommendation statement, which will be filed by Rainforest Cafe with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be available at no charge at the SEC's website at www.sec.gov and may also be obtained from Landry's by directing such request to:
Landry's Seafood Restaurants, Inc., 1400 Post Oak Blvd., Suite 1010, Houston, Texas 77056, Attention: Investor Relations, telephone 713/850-1010, e-mail:
Pwest@Ldry.com.

Contact:
     Rainforest Cafe, Minneapolis Investors:

     ROBERT HAHN
     Chief Financial Officer
     952-945-5400